January 5, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Ms. April Sifford, Branch Chief

Re:	XTO Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 7, 2005 File No. 001-10662

Dear Ms. Sifford:

           The following are our responses to your above-referenced comment letter, dated December 20, 2005.  Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Business and Properties, page 1

Reserves, page 10

1.
We note that you include within your filing measures of estimated future net cash flows before and after income tax and present value of estimated future net cash flows discounted at 10% before income tax.  We consider these measures to be non-GAAP financial measures.  As such, please provide the disclosures required by item 10(e) of Regulation S-K.  The disclosures should include a reconciliation to the most direct comparable GAAP financial measure, which would be the standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities as set forth in paragraph 30 of SFAS 69.

United States Securities and Exchange Commission

January 5, 2006

Response:

Undiscounted estimated future net cash flows before and after income tax are amounts calculated and shown in our SFAS 69 proved reserves standardized measure disclosures.  We propose to add a footnote in our 2005 Form 10-K, keyed to these specific line items in the proved reserves table on page 10, which references the SFAS 69 disclosure in the notes to the consolidated financial statements (e.g., “See Note 15 to Consolidated Financial Statements.”).

In regard to the present value of estimated future net cash flows before income taxes, we propose to add the following explanatory footnote in our 2005 Form 10-K:

We believe that the discounted present value of estimated future net cash flows before income tax is a useful supplemental disclosure to the standardized measure, or after-tax amount.  While the standardized measure is dependent on the unique tax situation of each company, the pre-tax discounted amount is based on prices and discount factors that are consistent for all companies.  Because of this, the pre-tax discounted amount can be used within the industry and by securities analysts to evaluate estimted future net cash flows from proved reserves on a more comparable basis. The difference between the standardized measure and the pre-tax discounted amount is $3.8 billion, the discounted estimated future income tax.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 28

2.
We note that you explained your increases in revenue between 2002 through 2004 as partially resulting from increases in production, which was primarily due to acquisitions.  Please expand your discussion and analysis to quantify how much of your production increase was due to acquisitions.

Response:

In our comparison of 2004 to 2003 results of operations, we stated “increased production was attributable to the 2004 acquisition and development program.”  Likewise, in our comparison of 2003 to 2002 results of operations, we stated “increased production was attributable to the 2003 acquisition and development program.”

As stated in the Business and Properties section of out 2004 form 10-K, the Company's growth has been primarily attributable to strategic acquisitions.  Because our acquisition of properties is followed by workovers, drilling and other development projects, it is difficult to quantify production increases related to the acquisition versus subsequent development.  This analysis is further complicated since acquisitions are often purchases of additional interests in properties in which we previously owned less than a 100% working interest.  We would like to further consider methods to quantify production related to acquisitions versus development, and we respectfully propose to disclose any meaningful quantification (in approximate volumes or percentage of the increase) in our 2005 Form 10-K.

United States Securities and Exchange Commission

January 5, 2006

Notes to Consolidated Financial Statements, page 49

Note 15. Supplementary Financial Information for Oil and Gas Producing Activities, page 76

3.	Please expand your disclosure of supplementary financial information for oil and gas producing activities to include the following:

•
Capitalized costs for asset categories (a) through (d) in paragraph 11 of SFAS 19, or for a combination of those categories as appropriate. Refer to paragraphs 18 to 20 and Illustration 1 of SFAS 69 for further guidance.

•
The results of operations for the year from oil and gas producing activities and the major components of those activities in the aggregate. Refer to paragraphs 24 to 29 and Illustration 3 of SFAS 69 for further guidance.

Response:

We state in the first paragraph of Note 15 to Consolidated Financial Statements that all of our operations are directly related to oil and gas producing activities located in the United States.  This statement is intended to explain why we do not include separate SFAS 69 capitalized cost and results of operations disclosures in Note 15.  We believe our presentation of property and equipment in the consolidated balance sheet, as well as results of operations in the consolidated income statements, are in accordance with SFAS 69.  We also included supplemental disclosure of cost of wells in process of drilling in Note 1 to Consolidated Financial Statements.

Changes to Standardized Measure of Discounted Future Net Cash Flows, page 79

4.
With regard to footnote (d), please tell us in detail the differences in the cost and present value assumptions that resulted in the variance between the reduction of the standardized measure for estimated property abandonment costs of $14.6 million and the same asset retirement obligation of $159.9 million.

4.

Response:

As disclosed in footnote (d), the asset retirement obligation recorded on our consolidated balance sheet is calculated in accordance with SFAS 143, whereas the amount deducted from the standardized measure for estimated abandonment costs is calculated in accordance with SFAS 69.  We use the present value of estimated cash flows method to estimate our asset retirement obligation, as allowed by SFAS 143.  The following are differences in assumptions used to calculate the estimated abandonment obligation for each of these purposes:

United States Securities and Exchange Commission

January 5, 2006

	Liability on balance sheet (per SFAS 143)	Standardized measure calculation (per SFAS 69)

Cost assumption	Based on projected costs as of date of abandonment (includes consideration of inflation) before consideration of salvage value	Based on year-end cost net of estimated salvage value, assuming continuation of existing economic conditions

Present value assumption	Discount rate is the credit- adjusted risk-free interest rate for the period in which the obligation is incurred	Discount rate is 10%

We will include disclosure of these specific differences in footnote (d) in our 2005 Form 10-K.

In accordance with your request, we hereby acknowledge that:

       -  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

       -  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

       -  the Company may not assert staff comments as a defense in any proceeding initiated by the

    Commission or any person under the federal securities laws of the United States.

Please let me know if you need any further information.

                                                                        Very truly yours,

                                     /s/ LOUIS G. BALDWIN

                                                                        Louis G. Baldwin

                                                                        Executive Vice President

                                                                           and Chief Financial Officer